UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 27, 2013, the board of directors (the “Board”) of China Ceramics Co., Ltd. (the “Company”) received a letter of resignation from Paul K. Kelly, non-Executive Chairman of the Board, effective the end of business on November 27, 2013. Mr. Kelly indicated that his resignation was due to personal reasons and not due to any disagreements with the Company regarding financial, operational or other matters.

On November 27, 2013, the Board also received a letter of resignation from Cheng Yan Davis, Independent Member of the Board, effective the end of business on December 31, 2013. Ms. Davis indicated that her resignation was due to personal reasons and not due to any disagreements with the Company regarding financial, operational or other matters.

The Company is in the process of identifying qualified individuals to fill the vacancies resulting from these resignations.

Other Events.

On December 2, 2013, the Company issued a press release announcing the resignations of Mr. Kelly and Ms. Davis. A copy of the press release making the announcement is attached as Exhibit 99.1.

On December 3, 2013, the Company issued a press release reiterating its previous announcement of a semi-annual cash dividend of $0.10 per share. The dividend will be payable on January 14, 2014 with a record date of December 13, 2013. A copy of the press release making the announcement is attached as Exhibit 99.2.

On December 5, 2013, the Company issued a press release announcing that the Company received a letter dated December 3, 2013 from the Nasdaq Listing Qualifications staff that it is no longer in compliance with Nasdaq’s majority independent director requirement as set forth in Listing Rule 5605 due to the resignation of Mr. Kelly. However, consistent with Nasdaq’s rules, Nasdaq has provided the Company with a cure period in order to regain compliance. Pursuant to the cure period, the Company will be required to appoint a new independent director to the Board prior to the earlier of its next annual shareholders’ meeting or November 27, 2014. A copy of the press release making the announcement is attached as Exhibit 99.3.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Press Release dated December 2, 2013
99.2	Press Release dated December 3, 2013
99.3	Press Release dated December 5, 2013

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 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 5, 2013

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Exhibit Name
99.1	Press Release dated December 2, 2013
99.2	Press Release dated December 3, 2013
99.3	Press Release dated December 5, 2013

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